AMERICAN WATER WORKS COMPANY, INC.
1025 Laurel Oak Road
Voorhees, NJ 08043
(856) 346-8200

December 19, 2002


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Via Edgar Transmission

Re: American Water Works Company, Inc. (File No. 333-54660-01)

Ladies and Gentlemen:

American Water Works Company, Inc. (the "Company") hereby requests pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, to withdraw from registration the registration statement on Form S-3 (Registration Statement No. 333-54660-01) (the "Registration Statement"), filed by the Company with the Securities and Exchange Commission (the "Commission") on January 30, 2001. The Registration Statement is being withdrawn because the Company no longer intends to sell any of the securities in the Registration Statement.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (856) 346-8299. Please also send a copy to our counsel, Craig L. Godshall of Dechert. His facsimile number is
(215) 994-2222. If you have any questions regarding this request for withdrawal, please contact Mr. Godshall at (215) 994-2491.

Sincerely,

AMERICAN WATER WORKS COMPANY, INC.


Name:     Joseph F. Hartnett, Jr.
Title:       Treasurer